EXHIBIT 7.1

RATIOS OF EARNINGS TO FIXED CHARGES

Calculation of Ratios of Earnings to Fixed Charges
for SEK excluding the S-system
on the Basis of U.S. Accounting Principles

	Year ended December 31,
	2003	2002	2001	2000	1999
Fixed Charges:
Interest expenses	4,091.4	3,778.5	4,781.2	6,429.0	5,153.5

Earnings:
Net profit (loss)	643.2	2,613.4	-312.3	608.7	600.2
Taxes	250.1	1,016.5	-123.8	212.8	232.3
Fixed charges	4,091.4	3,778.5	4,781.2	6,429.0	5,153.5
	4,984.7	7,408.4	4,345.1	7,250.5	5,986.0

Ratio of earnings to fixed charges	1.22	1.96	0.91	1.13	1.16